Exhibit 99.77(C)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Asia Pacific High Dividend Equity Income Fund was held July 2, 2014 to: 1) elect 4 nominees to the Board of Trustees of Voya Asia Pacific High Dividend Equity Income Fund.
	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
J. Michael Earley	1	9,624,848.154	740,243.000	0.000	0.000	10,365,091.154
Patrick W. Kenny	1	9,617,476.154	747,615.000	0.000	0.000	10,365,091.154
Shaun P. Mathews	1	7,182,837.154	3,182,254.000	0.000	0.000	10,365,091.154
Roger B. Vincent	1	9,626,376.154	738,715.000	0.000	0.000	10,365,091.154

Proposal passed.